WLR Consulting, Inc.	9386 West Iowa Avenue
Lakewood, Colorado 80232
Phone/Fax: (303) 980-8528

April 2, 2007

British Columbia Securities Commission
Alberta Securities Commission
Ontario Securities Commission
Autorité des Marchés Financiers du Québec

Dear Sirs/Mesdames:

Re: Metallica Resources Inc. (the "Company")

In regard to the filing of the Form 20-F of the Company in respect of its fiscal year ended December 31, 2006 (the "Form 20-F") and the technical report entitled "2007 Mineral Reserve Update, Cerro San Pedro Project, State of San Luis Potosi, Mexico" dated March 31, 2007 prepared by William L. Rose, P.E. of WLR Consulting, Inc. (the "Technical Report"), the undersigned hereby consents to:

1.     The filing of the Technical Report.

2.     The written disclosure of the Technical Report and such extracts from this report that have been included in the Form 20-F.

I confirm that I have read the written disclosure being filed and do not have any reason to believe that there are any misrepresentations in the information derived from the Technical Report, or that the written disclosure contains any misrepresentation of the information contained in the Technical Report.